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FOR IMMEDIATE RELEASE        Contact -  Guy T. Marcus
November 30, 1994                    Vice President-Inv. Rel.
                                               (214) 978-2691

HALLIBURTON COMPLETES SALE OF GAS COMPRESSION BUSINESS

     DALLAS, Texas -- Halliburton Company (NYSE: HAL) announced today that it has completed the sale of its natural gas compression business unit to Tidewater Compression Service, Inc. for $205 million cash. The sale will result in Halliburton recording a pretax gain of $102 million, or 56 cents per share after tax, to its 1994 fourth quarter earnings. The proceeds of the sale will be used for general corporate purposes.

     The business unit sold owns and operates a large natural gas compressor rental fleet in the United States and Canada. The compressors are used to assist in the production, transportation and storage of natural gas.

     Thomas H. Cruikshank, chairman of the board and chief executive officer of Halliburton Company, said, "Halliburton continues to focus resources on the core business activities within its Halliburton Energy Services business segment. The sale of the natural gas compression business unit is consistent with our objective to divest businesses that are peripheral to core business activities."

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     Halliburton Company is one of the world's largest
diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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